May 13, 2015

Ms. Erin E. Martin, Esq.

Senior Counsel

Mr. Rahul Patel, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-3
Filed April 22, 2015
File No. 333-203563

Dear Ms. Martin and Mr. Patel:

This letter is submitted on behalf of our client, Wheeler Real Estate Investment Trust, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated May 11, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-203563) filed with the Commission on April 22, 2015 (the “Registration Statement”). For your convenience, we have reproduced your comment below in bold, followed by our response.

General

1.	We note that you have filed this registration statement on Form S-3. We further note that your Form 8-K filed on September 3, 2014 reported an amendment to your articles of incorporation on August 19, 2014. It appears that the Form 8-K was not timely filed and that you are not eligible to use Form S-3 pursuant to Instruction I.A. Please explain to us why you believe you are eligible to use this form. Alternatively, please amend your registration statement on an appropriate form.

The Company acknowledges this comment and respectfully submits that the Company is eligible to use Form S-3 pursuant to General Instruction I.A thereto. In particular, pursuant to General Instruction B.3 to Form 8-K, the Company’s Form 8-K filed with the Commission on September 3, 2014 (the “8-K”) should not be considered a late filing resulting in the loss of Form S-3 eligibility because the Item 5.03 information required by Form 8-K had been previously reported in the Company’s Registration Statement on Form S-11 (File No. 333-198245), filed with the Commission on August 20, 2014 (the “Prior Registration Statement”), prior to the filing deadline for the Form 8-K information of 5:30 p.m. EST on Monday, August 25, 2014 (the “Item 5.03 8-K Deadline”). For this reason, we believe that the Company meets the criteria for Form S-3 eligibility described in paragraph 3(b) of General Instruction I.A to Form S-3.

In connection with amendments to articles of incorporation, Item 5.03(a) of Form 8-K (“Item 5.03”) requires that the information be furnished, as follows:

(a) If a registrant with a class of equity securities registered under Section 12 of the Exchange Act amends its articles of incorporation or bylaws and a proposal for the amendment was not disclosed in a proxy statement or information statement filed by the registrant, disclose the following information:

(1)	the effective date of the amendment; and

(2)	a description of the provision adopted or changed by amendment and, if applicable, the previous provision.

With respect to the articles of amendment (the “Articles of Amendment”) that are the subject of the 8-K and Comment Letter, the Company filed the Articles of Amendment as part of Exhibit 3.1 (Articles of Amendment, as amended) in the Prior Registration Statement. The Articles of Amendment filed in the Prior Registration Statement contain detailed information as required to be furnished under Item 5.03. Specifically, the Articles of Amendment are dated and describe the amendment that 3,000,000 shares are designated as Series B Preferred Stock. Further, the Articles of Amendment identify that previously 1,000,000 shares were designated as Series B Preferred Stock. In addition, the Previous Registration Statement summarized the Articles of Amendment stating that “[o]ur board of directors designated a series of preferred stock with the rights set forth herein consisting of 3,000,000 designated as Series B Preferred Stock by adopting Articles of Amendment and Restatement.” See “Description of Capital Stock and Securities Offered,” in the Prior Registration Statement.

Pursuant to General Instruction B.3 to Form 8-K, “ [i]f the registrant previously has reported substantially the same information as required by this form [8-K], the registrant need not make an additional report of the information on this form [8-K]…. The term previously reported is defined in Rule 12b-2” under the Securities Exchange Act of 1934, as amended (“Rule 12b-2”). Under Rule 12b-2, the terms “previously filed” and “previously reported” expressly include documents filed with, or reported in, a registration statement under the Securities Act of 1933, as amended.

Accordingly, given the Company’s filing of the Prior Registration Statement prior to the Item 5.03 8-K Deadline, and given that the Prior Registration Statement contained substantially the same information as required under Item 5.03(a) of Form 8-K, the Company respectfully submits that it was not required to make an additional report of the information under Item 5.03(a) on Form 8-K prior to the Item 5.03 8-K Deadline, notwithstanding that the Company subsequently did so. This legal analysis is consistent with Bluerock Residential Growth REIT, Inc. (“Bluerock”), Registration Statement on Form S-3 (File No. 333-200359), in which the Staff raised a nearly identical comment and appears to have concluded Bluerock was eligible to use Form S-3.

As such, we respectfully submit that the Company meets the criteria for Form S-3 eligibility described in paragraph 3(b) of General Instruction I.A to Form S-3.

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.

cc:	Jon S. Wheeler, Wheeler Real Estate Investment Trust, Inc.

Steven M. Belote, Wheeler Real Estate Investment Trust, Inc.

Matthew B. Chmiel, Esq., Haneberg, PLC (matt@haneberg.us)